The Acquisition Agreement

of

SeZone County Hong Xing Coal Washing Factory

With

L&L Yunnan Tianneng Industry Co. Ltd.

(English Translation)

Party A: L&L Yunnan Tianneng Industry Co. Ltd. (Sino-American Joint Venture Enterprise) (which L&L owns 98% voting equity and Tianneng Co. owns 2%)

Legal Representative: Dickson V. Lee

Chinese Business License: 530100400004890

Address: JingKai District ChuangXing Yuan A25, Kunming City

Party B: SeZone County Hong Xing Coal Washing Factory (Sole Proprietorship Enterprise)

Legal Representative: Hong Xing Li

Chinese Business License: 5303232000269

Address: SeZone County XiongBi Township DaWaLu Village, Yunnan Province, China

To fully utilize Party A’s advanced technology and capital, for increase of Party B’s coal washing factory’s economic benefits, both parties via friendly discussions, pursuant to relevant laws and regulations and on a mutual voluntary basis, agree that Party A acquires 100% of Party B, that:

I.	Company Name Before Acquisition: SeZone County Hong Xing Coal Washing Factory.

II.	Company Name After Acquisition: SeZone County Hong Xing Coal Washing Factory, with Legal Representative of Lao Zhong Yang (a shareholder of L&L’s subsidiary TNI)

III. Acquisition Method: Party A shall fully-fund the acquisition of Hong Xing Coal Washing Factory. After Party B receives the funds, it shall start changing the business registration and other relevant business licenses of Party B.

IV. Amount for Acquisition: Approximately $1 million USD, subject to negotiation by both parties based on a valuation report.

V. Debts and Liabilities: Prior to the issuance of pre-acquisition audit and valuation reports of Party B which was acquired on November 30, 2009, Party A will assume all debts as of the acquisition date and all debts subsequent to the acquisition date, if any, of Party B shall belong to the original owner of Hong Xing Coal Washing Factory. After issuance of the pre-acquisition audit and valuation reports, Party A shall assume all debts and liabilities.

VI. The acquisition date of SeZone Hong Xing Coal Washing Factory is effective November 30, 2009.

VII. Party A’s Duties and Obligations

1. The American investor (L&L) is responsible to inject the purchase capital from the United States to Party A’s bank account. Party A and Party B will jointly convert such foreign currency from USD to RMB, and to transfer the converted RMB into Party B’s bank account. Party A will monitor Party B use of fund.

2. Party A will provide advanced production skill and management to Party B.

3. Party A will guide Party B on financial management.

4. During the acquisition process, Party A will not disrupt Party B’s daily operation.

VIII. Party B’s Duties and Obligations

1. Party B shall use the injected funds only for its operations.

2. Party B shall change its business registration immediately.

3. Party B shall change related operation permits immediately.

4. Party B shall apply for an expanded 600,000 tons washing capacity as soon as possible.

5. Party B shall retain good management, production safety, and normal daily operation.

IX. Breach of Contract

If Party A fails to transfer funds on or before January 10, 2010, Party A has to pay a 5% penalty.

X. Dispute Resolution

The parties should settle any dispute arising from interpretation or performance in connection with this Agreement through friendly negotiation. In case no settlement can be reached, the dispute should be settled by Yunnan Province Foreign Investment Arbitration Commission.

This Agreement is effective on November 30, 2009, after execution by the representatives of Party A and Party B.

Party A: L&L Yunnan Tianneng Industry Co. Ltd.

Representative: /s/ Dickson V. Lee

Party B: SeZone County Hong Xing Coal Washing Factory

Representative: /s/ Li, Hong Xing Date: January 1, 2010